
May 23, 2017

Nasrat Hakim
Chief Executive Officer
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, NJ 07647

      Re: Elite Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed May 10, 2017
           File No. 333-217866

Dear Mr. Hakim:

      We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

Information Incorporated by Reference, page 11

1.   Please incorporate all Current Reports on Form 8-K that you have filed since the end of your March 31, 2016 fiscal year. See Item 12(a)(2) of Form S-3.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance